Exhibit 77(i)

Terms of New or Amended Securities

At the January 30, 2009 Board Meeting, the Board of Directors of ING Partners, Inc. (“IPI”) approved the establishment of Service 2 Class shares for the following portfolios: ING Davis New York Venture Portfolio, ING Legg Mason Partners Aggressive Growth Portfolio, ING Neuberger Berman Partners Portfolio, ING Oppenheimer Strategic Income Portfolio, ING Pioneer High Yield Portfolio, ING Thornburg Value Portfolio, ING UBS U.S. Large Cap Equity Portfolio, and ING Van Kampen Comstock Portfolio.

At the March 27, 2009 Board Meeting, the Boards of Directors/Trustees of IPI and IIT approved the renewal of the 12b-1 Plan Fee Waiver Letter Agreements under which ING Funds Distributor, LLC (“IFD”) waives fees with respect to certain share classes of series of IPI and IIT. The Fee Waiver Letters continues the arrangement with IFD to waive 0.15% with respect to IIT Adviser Class shares, 0.10% with respect to ITT Service 2 Class shares and 0.05% with respect to IPI Class T shares. The Fee Waiver Letters were renewed for an additional one-year period, May 1, 2009 through May 1, 2010.

At the May 14, 2009 Board Meeting, the Board of Directors of IPI approved the creation of ING Solution 2055 Portfolio and ING Index Solution 2055 Portfolio and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to IPI’s registration statement registering shares of  the Portfolios. In addition, the Board approved the requisite plans, agreements, and other routine matters with respect to the establishment the Portfolios.